

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2025

Cynthia Lo Bessette
President
Fidelity Solana Fund
c/o FD Funds Management LLC
245 Summer Stree V13E
Boston, MA 02210

> **Re: Fidelity Solana Fund**
> **Registration Statement on Form S-1**
> **Filed June 13, 2025**
> **File No. 333-288046**

Dear Cynthia Lo Bessette:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.

2. When available, please revise to identify Authorized Participant(s) that have signed an Authorized Participant Agreement.

3. We note your disclosure that you intend to implement a staking program. Please revise to provide a materially complete description of your planned staking program, policies and procedures.

4. We note your disclosure that the Trust's investment objective is to seek to track the performance of "SOL", as measured by the performance of Fidelity Solana Reference Rate, adjusted for the Trust's expenses and other liabilities. We also note your

> disclosure that the Trust's NAV will reflect the amount of SOL the Trust is entitled to under its staking activities after deduction of accrued but unpaid Staking Fee. Please revise to clarify whether your plans to earn rewards by staking a portion of your SOL are part of your investment objective.

Prospectus Summary, page 1

5. Please revise to disclose the percentage of the Trust's SOL to be staked.

SOL Staking Activities, page 3

6. Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work. Please also disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement.

7. We note your disclosure throughout that "as part of the 'activating' and 'exiting' processes of SOL staking, any staked SOL will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks that the Sponsor will manage." We also note your disclosure on page 33 that unstaking can take "between hours, weeks or months to complete," which can result in "certain liquidity risk to the Trust, which the Sponsor will seek to manage through a range of risk management methods." Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

SOL, SOL Markets and Regulation of SOL, page 12

8. Where appropriate, please expand your disclosure to also address any planned material updates to the Solana Network.

Market Participants
Validators, page 17

9. Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:
    - How the staking rewards are calculated;
    - The historical range of rewards due to differing levels of network congestion; and
    - The reward frequencies.

Risk Factors
Risks Associated with SOL and the Solana Network
Possible illiquid markets may exacerbate losses or increase, page 32

10.   To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Solana market, and compare the size and liquidity of the Solana market to that of crypto assets that underlie other currently available exchange traded products.

Risks Associated with Investing in the Trust, page 44

11.   We note your disclosure on page 78 that the Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders' consent. Please revise to include related risk factor disclosure.

12.   We note your disclosure on page 107 regarding the exclusive forum provision. Please add a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability.

13.   Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust's SOL that remains un-staked, to the extent applicable. In addition, under an appropriately captioned heading, please describe your policies and procedures with respect to a run on redemptions.

The Trust and SOL Prices
Description of the Index Construction and Maintenance, page 69

14.   Please describe the material terms of any license agreement that the Index Provider and the Sponsor have entered into relating to the use of the Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

Calculation of NAV, page 73

15.   We note your disclosure on page 73 that "[t]he pause after 4:00 p.m. EST provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please discuss how any such correction would impact the Pricing Benchmark and/or NAV.

The Trust's Service Providers, page 79

16.   We note that the Trust expects to use SOL trading counterparties when it buys or sells SOL. Please revise to:
    • Identify the SOL trading counterparties with whom the Sponsor has entered into an agreement;
    • Describe the approval process of the SOL trading counterparties, including any specific criteria for engagement as a SOL trading counterparty such as whether the SOL trading counterparty may be an affiliate of the Trust and/or Sponsor; and

- Disclose the material terms of any agreement you have with the SOL trading counterparties, including whether and to what extent there will be any contractual obligations on the part of the SOL trading counterparties to participate in cash orders for creations or redemptions.

Use of Proceeds, page 95

17.   We note your disclosure that deposits of SOL will be held by the Custodian until "(i) transferred out or sold in connection with the redemption of Baskets or (ii) transferred or sold by the Sponsor to pay fees due to the Sponsor or Trust expenses and liabilities not assumed by the Sponsor." Please revise your disclosure to clarify whether deposits of SOL will be used for staking and how you will use the proceeds received by the Trust from staking.

United States Federal Income Tax Consequences, page 116

18.   We note that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund's staking program.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Morrison C. Warren, Esq.,